

March 21, 2014

<u>Via E-Mail</u>
Becky A. Sheehan
Executive Vice President and Chief Financial Officer
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, Illinois 60515

      Re: FTD Companies, Inc.
            Item 4.01 Form 8-K
            Filed March 19, 2014
            File No. 001-35901

Dear Ms. Sheehan:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K Filed March 19, 2014</u>

1. We note that on January 7, 2014 you filed an Item 4.01 Form 8-K reporting that on January 2, 2014 PricewaterhouseCoopers LLP (PwC) declined to stand for re-election after completion of the audit of your financial statements for the year ended December 31, 2013. We also note that you filed your Form 10-K for the year ended December 31, 2013 on March 10, 2014 and that PwC's report dated March 10, 2014 was included in the Form 10-K. It appears you should file an updated Item 4.01 Form 8-K which discloses the actual date your client/auditor relationship with PwC ceased and provides all of the information required by Item 4.01 of Form 8-K and Item 304(a)(1) of Regulation S-K through that date. If your relationship with PwC has not yet ceased, please explain why not and describe the communications that you had with each audit firm during any overlapping period.

2. Please file an updated Exhibit 16 letter from PwC with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Scott Levin, Esq.
     Executive Vice President and General Counsel
     FTD Companies, Inc.